Filed by AECOM Technology Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  URS Corporation

Commission File No.: 1-7567

Date: July 24, 2014

The following article was posted to AECOM Technology Corporation’s (“AECOM”) intranet on July 24, 2014, in “Focus on America,” an electronic newsletter for employees of AECOM in North America and Latin America, accessible only through AECOM’s intranet.

Word on the street: What do you think about the URS news?

What Americas’ employees are saying about the URS acquisition

On July 13, 2014, AECOM announced it signed a definitive agreement to acquire URS Corporation. The combination of these two firms will give AECOM employees access to more resources and greater technical capabilities. Clients will be able to access a wider array of integrated services and AECOM will enhance our existing capabilities and have a strong presence in new markets to fuel our growth.  While the transaction, which is subject to customary shareholder and regulatory approvals, is expected to close in October, we took a few minutes to ask employees in the Americas what they think about this transformational event. Here’s what they had to say:

Sarah Palladino, Calgary

“It is exciting as a young professional to work for a company that recognizes opportunities and is willing to take risks to grow the brand.  I am looking forward to learning and collaborating with people who will bring new perspectives, ideas and skills to AECOM. I know that the transition may be difficult and will require everyone to adjust, but the result will position AECOM at the forefront of the industry.”

Ross Gordon, Houston

“It’s exciting. I think that it broadens our reach into new markets and strengthens our capabilities where we are already strong. Obviously it will be a challenge as we work to integrate our teams over the next year, but I think in the long term it provides us a better foundation for winning the type of work we want to win and for delivering top notch services to our clients.”

Sarah Marsanich, Edmonton, Canada

“The acquisition of URS really diversifies my career options. I have always been torn between a future of design, construction or management. With the acquisition, I believe there will be more project options aligning with the AECOM Finance - Design —Build — Operate vision, resulting in diverse opportunities for me - whatever path I choose.”

Jan Dorsch, Atlanta

“WOW! The acquisition of URS puts AECOM’s mission of making the world a better place to live on a faster track by combining the capabilities of each company. Bringing together these two companies opens up the possibility of completely new kinds of experiences for each. Cannot wait for October when we operate as one GIANT company doing more amazing things!”

Jason Keough, Los Angeles

“Being on the Talent Acquisition team, I know that this merger is not only significant because of the company, URS, but also because of the talent within URS. Our ability to win new projects and successfully complete them will grow exponentially.”

Geoffrey Hand, Arlington, VA

“Outstanding; perfect move for AECOM! Growth and forward momentum is always a positive event. Innovation and excellence are two of AECOM’s core values and this acquisition directly supports these values. AECOM can increase our innovation and improve our excellence by leveraging the combined power and ability of both corporations. Benjamin Franklin said, ‘Without continual growth and progress, such words as improvement, achievement and success have no meaning.’ This acquisition is an excellent opportunity for growth.”

LeAnn Waletzko, New York

“During a past acquisition, a project manager said to me: ‘Focus on the client and do your job; the rest will fall into place.’  That advice has served me well through multiple acquisitions and I no longer wonder about changes that are coming. I deal with the work at hand and know that there will be new employees to meet and exciting opportunities to pursue. The URS acquisition will not be any different, and I look forward to October.”

Faranak Amirsalari, Mississauga, ON

“It’s exciting news when you think about what it will means in terms of us becoming one of the largest companies in the industry. I’ve worked with URS on previous projects so I’m interested in learning more about how we will work together on pursuing bigger projects in the future.”

Mike Recchio, Orlando, Florida

“From what I’ve read and already knew about URS, it seems like a nice fit.  It’s certainly an interesting time to be in our business and specifically at AECOM.  I know we have a lot of hard work in front of us to make this successful, but it’s exciting, nonetheless.”

Peter Zellner, Los Angeles

“The acquisition of URS represents a tremendous opportunity for our architecture and design groups in southern California. We’re very excited by the opportunity presented by the expansion and looking forward to ways in which collaboration with our new team members can continue to transform the nature of our work.”

Cautionary Note Regarding Forward-Looking Statements

This communication may include “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which AECOM and URS operate and beliefs of and assumptions made by AECOM management and URS management, involve uncertainties that could significantly affect the financial results of AECOM or URS or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements.  Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving AECOM and URS, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the transaction to customers and employees of the combined company, integrating our companies, cost savings, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the failure to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the merger; the interest rate on any borrowings incurred in connection with the transaction; the impact of the indebtedness incurred to finance the transaction; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the outcome of any legal proceedings that have been or may be instituted against URS and/or AECOM and others following announcement of the transaction; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the merger and the actual terms of the financings that will be obtained for the merger; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by AECOM and URS.  AECOM and URS do not intend, and undertake no obligation, to update any forward-looking statement.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, AECOM intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of AECOM and URS that also constitutes a prospectus of AECOM. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AECOM by contacting AECOM Investor Relations at 1-213-593-8000. Investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Additionally, information about the transaction is available online on this website.

AECOM and URS and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about AECOM’s directors and executive officers is available in AECOM’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on January 24, 2014. Information about directors and executive officers of URS is available in the proxy statement for the 2014 Annual Meeting of Stockholders of URS filed with the SEC on April 17, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from AECOM or URS using the sources indicated above.

This video and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.